EXHIBIT 21.1

Subsidiaries of Signify Health, Inc.

Entity Name	Jurisdiction of Organization
Cure TopCo, LLC	Delaware
Cure Intermediate 1, LLC	Delaware
Cure Intermediate 2, LLC	Delaware
Cure Intermediate 3, LLC	Delaware
Signify Health, Inc.	Delaware
Signify Health, LLC	Delaware
Signify Home & Community Care, LLC	Delaware
Censeo Health LLC	Delaware
TAV Health, LLC	Delaware
Drynachan, LLC (d/b/a Advance Health)	Delaware
SH Rx Holding, LLC	Delaware
SH Rx Distributor, LLC	Delaware
Signify Health IPA, LLC	New York
Remedy Partners, LLC	Delaware
Remedy Holdings, LLC	Delaware
Remedy BPCI Partners, LLC	Delaware
Signify Episode Administrators, LLC	Delaware
UMSoft Merger Sub, Inc.	Delaware
PatientBlox, Inc.	Delaware
Signify IPA NY, LLC	New York
Liberty Health, LLC	Delaware
Liberty Health Partners, LLC	Delaware
Signify Ireland Technology Development Limited	Ireland